SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240-d-2(a)

( Amendment No. 1 )*

SENTAIDA TIRE COMPANY LIMITED

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

81726L106

(CUSIP Number)

Long Qin

No. 177 Chengyang Section

308 National Highway

Danshan Industrial Area

Qingdao, China 266109

(86) 532-8779-8766

copies to:

Scott Kline

Thelen LLP

101 Second St, Suite 1800

San Francisco, CA 94105

(415) 369-7166

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81726L106	13D/A	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Long qin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO: Securities acquired in a stock-for-stock exchange
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 23,010,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 23,010,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,010,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.5% (1)
14.	TYPE OF REPORTING PERSON IN

(1)         Based on 26,000,000 of common stock outstanding as of August 8, 2008. as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2008. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

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1.	NAMES OF REPORTING PERSONS KAI CHEN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO: Securities acquired in a stock-for-stock exchange
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 81726L106	13D/A	Page 4 of 7 Pages

Explanatory Note

This Amendment No. 1 amends certain information contained in the Schedule 13D filed by the Reporting Persons with respect to their ownership interests in Sentaida Tire Company Limited on May 21, 2008 (the “13D”). Capitalized terms used by not defined herein have the meanings ascribed in the 13D.

Item 1. Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”). The name of the issuer is Sentaida Tire Company Limited, a Nevada corporation (the “Issuer”), which has its principal executive offices at No. 177 Chengyang Section, 308 National Highway, Danshan Industrial Area, Qingdao, China 266109.

Item 2. Identity and Background.

(a)           The persons filing this Statement are Mr. Long Qin (“Mr. Qin”) and Mr. Kai Chen (“Mr. Chen”, together with Mr. Qin, the “Reporting Persons”).

(b)           The business address of each of the Reporting Persons is No. 177 Chengyang Section, 308 National Highway, Danshan Industrial Area, Qingdao, China 266109.

(c)           Mr. Qin is the Director, President, and Chief Executive Officer of the Issuer. Mr. Chen is the Director and Vice President of the Issuer.

(d)-(e)   During the five years preceding February 5, 2008 (the date that the Reporting Persons initially became subject to Schedule 13D reporting requirements as a result of the Reorganization (as defined in Item 3 below)) and the five years preceding the date of this filing, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Qin is a citizen of the People’s Republic of China. Mr. Chen is a citizen of the Untied States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On October 26, 2007, the Issuer, Zhongsen International Company Group Limited (“Zhongsen”), and Mr. Chen, the sole shareholder of Zhongsen entered into a Stock Purchase Agreement (the “Purchase Agreement”), and such Agreement became effective on February 5, 2008 (the “Reverse Merger”). As a result of the Reverse Merger, Zhongsen became a wholly owned subsidiary of the Issuer and Zhongsen and Mr. Chen were issued a total of 25,090,000 shares, or 96.5% of common stock of the Issuer.

Pursuant to an Equity Acquisition Cooperation Agreement dated July 24, 2007 (the “Cooperation Agreement”) by and among Mr. Chen, Zhongsen, Sentaida Group, and other parties thereto in connection with Zhongsen’s purchase of Qingdao Free-Trading Zone Sentaida International Trade Co., Ltd. (“FTZ Sentaida”) and Qingdao Sentaida Tires Co., Ltd. (“Sentaida Tires”), Zhongsen and Mr. Chen agreed to implement a share incentive plan (the “Incentive Plan”) in the event that Zhongsen becomes a public company. Under the Incentive Plan, Mr. Qin and other management members of FTZ Sentaida and Sentaida Tires will be issued not less than 75% of common stock of the public company. As a result, Mr. Qin was issued a total of 11,310,000 shares of common stock of the Issuer and Mr. Chen remained

CUSIP No. 81726L106	13D/A	Page 5 of 7 Pages

ownership of 11,700,000 shares of common stock of the Issuer on February 5, 2008. As a result of the Reverse Merger, each of Mr. Qin and Mr. Chen became subject to Schedule 13D reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On October 17, 2008, in consideration of Mr. Chen’s obligations under the Cooperation Agreement, Mr. Chen and Mr. Qin entered into a stock transfer agreement (the “Stock Transfer Agreement”), pursuant to which Mr. Chen transferred 11,700,000 shares of the Issuer’s common stock to Mr. Qin. As a result, Mr. Qin directly owns 23,010,000 shares of the Issuer’s common stock and Mr. Chen directly no longer owns any shares of the Issuer’s common stock.

The foregoing description of the Stock Purchase Agreement, the Shares Purchase Cooperation Agreement, and the Stock Transfer Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on October 29, 2007, the full text of the Equity Acquisition Cooperation Agreement, which was filed as Exhibit 10.2 to the 13D filed on May 21, 2008, and the full text the Stock Transfer Agreement, which was filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 20, 2008.

Item 4. Purpose of Transaction.

On February 5, 2008, Mr. Chen directly acquired 11,700,000 shares of the Issuer’s common stock as a result of the Reverse Merger explained above in Item 3 of this Statement. On that same date, Mr. Qin directly acquired 11,310,000 shares of the Issuer’s common stock.

On October 17, 2008, Mr. Qin directly acquired 11,700,000 shares of the Issuer’s common stock from Mr. Chen in connection with the Stock Transfer Agreement explained above in Item 3 of this Statement.

As of the date of the above discussed transactions the Reporting Persons had no plans or proposals which relate to or would result in any of the events enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)           For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Qin beneficially owns 23,010,000 shares of the Issuer’s Common Stock, representing 88.5% of the outstanding shares of the Issuer’s Common Stock as of October 17, 2008 (based on 26,000,000 shares of Common Stock outstanding as of August 8, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2008).

For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Chen no longer owns any shares of the Issuer’s Common Stock.

(b)            Mr. Qin has sole voting and dispositive power over 23,010,000 shares of the Issuer’s common stock.

Mr. Chen does not have voting and dispositive power over the shares of the Issuer’s common stock.

(c)           The Reporting Persons did not effect any transactions in the Issuer’s securities within the past 60 days.

CUSIP No. 81726L106	13D/A	Page 6 of 7 Pages

(d)           Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein, in the Current Report on Form 8-K filed by the Issuer on October 29, 2007, in the 13D filed on May 21, 2008, and in the Current Report on Form 8-K filed by the Issuer on October 20, 2008, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
10.1*

Stock Purchase Agreement dated as of October 26, 2007, by and among Rub A Dub Soap, Inc., Zhongsen and Kai Chen (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 29, 2007).

10.2*

Equity Acquisition Cooperation Agreement dated as of July 24, 2007, by and among Zhongshen, Kai Chen, Sentaida Group and other individuals (incorporated by reference to Exhibit 10.2 to the Schedule 13D filed with the SEC by the Reporting Persons on May 21, 2008).

10.3

Stock Transfer Agreement dated as of October 17, 2008, by Kai Chen and Long Qin (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 20, 2008).

*Incorporated by Reference.

CUSIP No. 81726L106	13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2008

/s/ Long Qin

Name: Long Qin

/s/ Kai Chen

Name: Kai Chen